Securities and Exchange Commission Division of Corporation Finance	1 (5)
100 F Street, N.E.	December 5, 2006
Washington, D.C. 20549	President and Chief Executive Officer/Jussi
United States of America	Pesonen

Attention: Melissa Walsh

Re:	UPM-Kymmene Corporation Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-14932)

Ladies and Gentlemen,

This letter responds to the staff’s comment letter of November 22, 2006 regarding UPM-Kymmene’s Form 20-F for the fiscal year ended December 31, 2005. For convenience, the comments are repeated below in bold-faced italics. References to “UPM” and the “Group” refer to UPM-Kymmene Corporation and its consolidated subsidiaries, as the context may require. I hereby acknowledge on behalf of UPM-Kymmene Corporation that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Form 20-F for the Year Ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 1. Accounting Policies

Revenue Recognition, page F-12

1. We note your proposed description in future filings of your IFRS accounting policy for revenue recognition in your response to comment number 2 in you letter dated October 23, 2006. Further explain how your policy adheres to the criteria that the Group does not retain continuing managerial involvement to the degree usually associated with ownership in accordance with paragraph 14(b) of IAS 18.

UPM-Kymmene Corporation

Eteläesplanadi 2

P.O. Box 380

FI-00101 Helsinki

Tel. +35820415111

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December 5, 2006

As the transfer of the risks and rewards of ownership coincides with the transfer of the legal title, which generally occurs with the passing of possession to the buyer, the Group did not consider the continuing managerial involvement criterion to be relevant to its business. Consistent with this conclusion, our revenue recognition policy includes the wording “Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership and the Group has neither a continuing right to dispose of the goods, nor effective control of those goods”. We believe that this principle complies with the conditions in paragraph 14(b) of IAS 18. However, in our future filings, we will consider adding the specific wording “continuing managerial involvement” to our revenue recognition policy.

Note 20. Investments in Associates and Joint Ventures, page F-42

2. We note your response to comment number 3 in your letter dated October 23, 2006. Please provide us with the following additional information regarding your accounting for and disclosure of your investments in Pohjolan Voima Oy and its subsidiaries.

•	Tell us how you considered the terms and conditions of the administrative agreement between UPM and Pohjolan Voima Oy that gives the Group the power to govern the financial and operating policies of Wisapower Oy and Jämsänkosken Voima Oy in determining that control of Pohjolan Voima Oy does not exist. In this regard, tell us the significance of Pohjolan Voima Oy’s investment in Wisapower Oy and Jämsänkosken Voima Oy in relation to Pohjolan Voima Oy’s total net assets.

As of December 31, 2003, Pohjolan Voima Oy Group had 27 subsidiaries, including 14 power companies. The share capital of Pohjolan Voima Oy is divided into several series, which entitle the shareholder(s) of that series to all or a portion of the output of a certain power company. As disclosed on page F-43 of the 2005 20-F, the D2 and D7 share series are related to Wisapower Oy and Jämsänkosken Voima Oy, respectively. As of December 31, 2005 and 2004, UPM held 100% of the D2 share series. As of December 31, 2004, UPM held 100% of the D7 share series. These are the only series in which UPM holds 100% of the shares; for other series, UPM holds a portion of or none of the shares.

Only with regards to Wisapower Oy and Jämsänkosken Voima Oy have there existed administrative agreements between UPM and Pohjolan Voima Oy. Therefore, these entities were consolidated. However, as described in our response letter dated October 23, 2006, UPM has not had control, based on the factors in paragraphs 13 and 14 of IAS 27, in any other subsidiaries nor in the parent company, Pohjolan Voima Oy.

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December 5, 2006

With regards to the significance of the net assets of Wisapower Oy and Jämsänkosken Voima Oy, the following table sets out the portions of the net assets of these companies in relation to the consolidated net assets of Pohjolan Voima Oy:

	December 31, 2005				December 31, 2004		December 31, 2003
(€ millions)	Net assets		%		Net assets	%	Net assets	%
Pohjolan Voima Oy, consolidated	566.1		93.8%		541.1	91.5%	479.6	92.5%
Wisapower Oy	37.6		6.2%		35.1	5.9%	23.6	4.6%
Jämsänkosken Voima Oy	—	1)	—	1)	15.1	2.6%	15.1	2.9%
Sum of Pohjolan Voima Oy, Wisapower Oy, and Jämsänkosken Voima Oy	603.7		100.0%		591.3	100.0%	518.3	100.0%

1)	In 2005, the ownership of Jämsänkosken Voima Oy was transferred to UPM.

•	Explain the consolidation procedures used to account for Wisapower Oy and Jämsänkosken Voima Oy. Tell us how you calculated the amount of profit or loss and net assets to attribute to the Group and to the minority interest.

As described above, UPM holds 100% of the D2 and D7 series of share capital of Pohjolan Voima Oy, which are related to Wisapower Oy and Jämsänkosken Voima Oy. Therefore, no minority interests exist with regards to Wisapower Oy and Jämsänkosken Voima Oy. In our consolidation procedures, we account for Wisapower Oy and Jämsänkosken Voima Oy as if they were our 100% owned subsidiaries, and consequently these companies have been eliminated from the consolidated financial statements of Pohjolan Voima Oy.

•	You indicated that there was an error in the wording of your footnote accompanying the list of Principal Subsidiaries on page F-61. Tell us whether you plan to correct this mistake.

The Group acknowledges this error but respectfully advises the Staff that Pohjolan Voima Oy is not included in the Principal Subsidiaries disclosure but in the

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December 5, 2006

Associated companies list on page F-43. Additionally, in several sections in our 2005 20-F, we have stated Pohjolan Voima Oy to be our associated company. Therefore, we conclude that an amendment to our 2005 20-F is not necessary.

The Articles of Association of Pohjolan Voima Oy was changed in Pohjolan Voima Oy’s General Shareholders’ Meeting in 2006, therefore the administrative agreement between Pohjolan Voima Oy and UPM is not in force anymore. These measures resulted in a change of control of Wisapower Oy from UPM to Pohjolan Voima Oy. Therefore, for the 2006 20-F, the footnote is not relevant anymore and will not be included.

3. We note that you do not own any of the voting interest of Wisapower Oy and that the majority shareholder of Wisapower Oy, Pohjolan Voima Oy, does not have the ability to make financial and operating policy decisions. Further explain the terms and conditions of the administrative agreement between UPM and Pohjolan Voima Oy that gives the Group the power to govern the financial and operating policies of Wisapower Oy. Indicated what consideration was given to Pohjolan Voima Oy in exchange for these rights. Explain the Group’s accounting for Wisapower Oy under U.S. GAAP. Cite the authoritative literature relied upon. As part of your response, indicate the materiality of Wisapower Oy to your financial statements for all periods presented.

As described above, UPM holds 100% of the D2 series of share capital of Pohjolan Voima Oy, which is related to Wisapower Oy. Under the terms and conditions of the administrative agreement related to the operations of Wisapower Oy, the board’s decisions shall be made unanimously. In case the decision cannot be made, the matter will be postponed to the next meeting of the board, which will then make the decision based on the decision of the members nominated by UPM. Moreover, the administrative agreement states that UPM is responsible for and beneficiary of any financial results, including costs and risks, of Wisapower Oy. The administrative agreement was considered by Pohjolan Voima Oy when it established the price of the D2 series shares, so the consideration given to Pohjolan Voima Oy for the rights under the administrative agreement was included in the original share purchase price paid by UPM to Pohjolan Voima Oy. Under U.S. GAAP, Wisapower Oy is also consolidated, as control is presumed to exist based on the ability to govern the financial and operating policies via the administrative agreement. Wisapower Oy has been accounted for as a subsidiary in UPM’s consolidated financial statements in accordance with FAS 94, “Consolidation of All Majority-Owned Subsidiaries”, and Regulation S-X, Rule 1-02.

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December 5, 2006

The materiality of Wisapower Oy to our consolidated financial statements is illustrated in the following table (under IFRS):

	Year ended December 31, 2005		Year ended December 31, 2004		Year ended December 31, 2003
(€ millions)	Total assets	Net income	Total assets	Net income	Total assets	Net income
UPM Group	15,541	211	15,877	970	16,591	312
Wisapower Oy	189	(2)	194	3	145	(4)
Wisapower, as % of UPM Group	1.2%	(0.9)%	1.2%	0.3%	0.9%	(1.3)%

We hope that you find the foregoing to be responsive. In all events, please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to Jouko Taipale at +358 2041 50069.

Thank you in advance for you cooperation in these matters.

Sincerely,

/s/ Jussi Pesonen
Jussi Pesonen
President and Chief Executive Officer